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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

aaiPharma Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00252W 10 4

(Cusip Number)

Albert N. Cavagnaro
aaiPharma Inc.
1900 Eastwood Rd., Suite 5
Wilmington, North Carolina 28403
(910) 254-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00252W 10 4

1.	Name of Reporting Person: William H. Underwood		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 230,224

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 230,224

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 230,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): IN

Item 1.     Security and Issuer.

     This Statement on Schedule 13D/A (this “Statement”) relates to the Common Stock, $0.001 par value per share (“Common Stock”), of aaiPharma Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2320 Scientific Park Drive, Wilmington, North Carolina 28405.

Item 2.     Identity and Background.

     This Statement is filed by William H. Underwood, an individual resident of Wilmington, North Carolina. The address and the principal place of business of William H. Underwood is 2320 Scientific Park Drive, Wilmington, North Carolina 28405. The Reporting Person is currently employed as Executive Vice President and Director of the Issuer.

     The Reporting Person is a citizen of the United States. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Reporting Person held 3,904,445 of the shares of Common Stock previously reported as beneficially owned by him in a fiduciary capacity as trustee of The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust (the “Trust”). On February 4, 2003, the Trust distributed all of such shares to the settlors of the Trust. The Reporting Person owns 230,224 shares of Common Stock of the Issuer directly for his own account.

Item 4.     Purpose of Transaction.

     The Reporting Person disposed of 3,904,445 of the shares of Common Stock of the Issuer previously reported as beneficially owned by him. Such shares were held by the Reporting Person in his capacity as trustee for The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust. Pursuant to The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust Agreement (the “Trust Agreement”) governing the operation of the Trust, the Reporting Person was obligated to distribute the balance of the Trust estate (other than a nominal amount) (including the shares of Common Stock described in this paragraph) to the settlors of the Trust, Frederick D. Sancilio and Barbara A. Sancilio, or the survivor of such settlers, on or about February 1, 2003.

     With respect to shares of Common Stock held for his own account, the Reporting Person may from time to time acquire additional shares of Common Stock in open market transactions consistent with his investment purposes. Additionally, the Reporting Person may from time to time sell his shares of Common Stock in open market transactions to one or more purchasers, consistent with his investment purpose.

     The Reporting Person does not currently have plans, individually or as trustee of the Trust, to purchase additional shares of Common Stock or plans or proposals which relate to, or would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association, (ix) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

     (a)     The Reporting Person may be deemed to beneficially own 230,224 shares of Common Stock, or approximately 1.3 percent of the outstanding shares of Common Stock of the Issuer. These calculations of percentage ownership are based on 18,332,471 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

     (b)     The Reporting Person has sole power to vote or direct the vote of 230,224 shares of Common Stock, shared power to vote or direct the vote of 0 shares of Common Stock, sole power to dispose or direct the disposition of 230,224 shares of Common Stock, and shared power to dispose or direct the disposition of 0 shares of Common Stock.

     (c)     Other than the transaction that is the subject of this Schedule 13D/A and the acquisition of 3,904,445 shares of Common Stock by the Reporting Person in his capacity as trustee for the Trust on December 24, 2002 as reported in the Schedule 13D which this Schedule 13D/A amends, there have been no transactions in Common Stock of the Issuer effected by the Reporting Person within the past 60 days.

     (d)     Not applicable.

     (e)     The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on February 4, 2003.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 4 of this Statement is incorporated herein by reference. The Reporting Person held 3,904,445 shares of Common Stock of the Issuer in his capacity as trustee for the Trust. However, pursuant to the transaction described in this Schedule 13 D/A, the Trust distributed such shares to the settlors of the Trust, Frederick D. Sancilio and Barbara A. Sancilio on February 4, 2003. The administration of the Trust estate is governed by the Trust Agreement. Pursuant to the Trust Agreement, the Reporting Person had the sole power to vote and dispose of any shares held in trust for the benefit of Frederick D. Sancilio and Barbara A. Sancilio, the settlors of the Trust, subject to the obligations of the Reporting Person to distribute the Trust estate as outlined in Item 4 of this Statement.

Item 7.     Material to be Filed as Exhibits.

     The following will be filed as exhibits hereto:

99.1	Power of Attorney of William H. Underwood dated December 19, 2002 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the SEC by William H. Underwood on January 9, 2003).

99.2	The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust Agreement dated December 13, 2002 between William H. Underwood, as trustee, and Frederick D. Sancilio and Barbara A. Sancilio, as settlors (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by William H. Underwood on January 9, 2003).

     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 2003

	By:	/s/ William H. Underwood William H. Underwood

By: Albert N. Cavagnaro, Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT	TITLE

99.1	Power of Attorney of William H. Underwood dated December 19, 2002 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the SEC by William H. Underwood on January 9, 2003)
99.2	The Frederick D. Sancilio and Barbara A. Sancilio Irrevocable Intangible Tax Trust Agreement dated December 13, 2002 between William H. Underwood, as trustee, and Frederick D. Sancilio and Barbara A. Sancilio, as settlors (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by William H. Underwood on January 9, 2003)